Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

POLL RESULTS OF THE EGM AND

THE CLASS MEETINGS HELD ON DECEMBER 8, 2021

We refer to (i) the notice of 2021 First Extraordinary General Meeting (the “EGM”) dated October 22, 2021, the notice of 2021 First Class Meeting of Holders of Class A Ordinary Shares (the “Class A Meeting”) dated October 22, 2021, the notice of 2021 First Class Meeting of Holders of Class B Ordinary Shares (the “Class B Meeting”, together with the Class A Meeting, the “Class Meetings”) dated October 22, 2021 and the supplemental notice of 2021 First Extraordinary General Meeting dated November 24, 2021 (collectively, the “Notices”), and (ii) the proxy statement / circular to holders of the Company’s Shares (the “Shareholders”) dated October 22, 2021 and the supplemental proxy statement / circular to the Shareholders dated November 24, 2021 (collectively, the “Circulars”) of XPeng Inc. (the “Company” or “we”). Unless otherwise required by the context, capitalised terms used in this announcement shall have the same meanings as those defined in the Circulars and the Notices.

POLL RESULTS OF THE CLASS MEETINGS AND THE EGM

1. Poll results of the Class A Meeting

The board of directors of the Company (the “Board”) is pleased to announce that the Class A Meeting was held at 10:00 a.m. Hong Kong time on December 8, 2021 at No. 8 Songgang Road, Changxing Street, Cencun, Tianhe District, Guangzhou, PRC. The resolution proposed at the Class A Meeting has been duly passed.

As at the date of the Class A Meeting, the Company had a total of 1,301,709,540 Class A Ordinary Shares in issue, 1,301,635,790 of which was the total number of Shares entitled to vote on the resolution at the Class A Meeting. There was no Shareholder or its associate (as defined in the Hong Kong Listing Rules) who is deemed to have a material interest in the resolution to be proposed at the Class A Meeting, and therefore, there was no Shareholder who was required to abstain from voting on the resolution proposed at the Class A Meeting, nor any Shareholder who was entitled to attend the Class A Meeting but was required to abstain from voting in favour of the resolution at the meeting pursuant to Rule 13.40 of the Hong Kong Listing Rules. No person has indicated in the Circulars that he or she intends to vote against or in abstention in respect of the resolution proposed at the Class A Meeting.

Shareholders and Shareholders’ proxies attending the Class A Meeting held a total of 1,208,977,902 Class A Ordinary Shares, representing 92.881427% of the total number of Class A Ordinary Shares that were entitled to vote on the resolution at the Class A Meeting.

The poll results in respect of the ordinary resolution proposed at the Class A Meeting are set out as below:

ORDINARY RESOLUTION		FOR		AGAINST		ABSTAIN
		Number of Shares	Percentage (%)	Number of Shares	Percentage (%)	Number of Shares	Percentage (%)
1.	THAT consider and approve the proposed Class-based Articles Amendments as detailed in the proxy statement dated October 22, 2021.	1,206,764,880	99.816951%	702,386	0.058098%	1,510,636	0.124951%

	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the Class A Meeting cast in favour thereof.

2. Poll results of the Class B Meeting

The Board is pleased to announce that the Class B Meeting was held shortly after the conclusion of the Class A Meeting on December 8, 2021 at No. 8 Songgang Road, Changxing Street, Cencun, Tianhe District, Guangzhou, PRC. The resolution proposed at the Class B Meeting has been duly passed.

As at the date of the Class B Meeting, the Company had a total of 409,846,136 Class B Ordinary Shares in issue, all of which was the total number of Shares entitled to vote on the resolution at the Class B Meeting. There was no Shareholder or its associate (as defined in the Hong Kong Listing Rules) who is deemed to have a material interest in the resolution to be proposed at the Class B Meeting, and therefore, there was no Shareholder who was required to abstain from voting on the resolution proposed at the Class B Meeting, nor any Shareholder who was entitled to attend the Class B Meeting but was required to abstain from voting in favour of the resolution at the meeting pursuant to Rule 13.40 of the Hong Kong Listing Rules. No person has indicated in the Circulars that he or she intends to vote against or in abstention in respect of the resolution proposed at the Class B Meeting.

Shareholders and Shareholders’ proxies attending the Class B Meeting held a total of 409,846,136 Class B Ordinary Shares, representing 100.000000% of the total number of Class B Ordinary Shares in the Company carrying voting rights.

The poll results in respect of the ordinary resolution proposed at the Class B Meeting are set out as below:

ORDINARY RESOLUTION		FOR		AGAINST		ABSTAIN
		Number of Shares	Percentage (%)	Number of Shares	Percentage (%)	Number of Shares	Percentage (%)
1.	THAT consider and approve the proposed Class-based Articles Amendments as detailed in the proxy statement dated October 22, 2021.	409,846,136	100.000000%	0	0.000000%	0	0.000000%

	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the Class B Meeting cast in favour thereof.

3. Poll results of the EGM

The Board is pleased to announce that the EGM was held shortly after the conclusion of the Class B Meeting on December 8, 2021 at No. 8 Songgang Road, Changxing Street, Cencun, Tianhe District, Guangzhou, PRC. All resolutions proposed at the EGM have been duly passed.

As at the date of the EGM, the total number of issued Shares was 1,711,555,676 Shares, comprising 1,301,709,540 Class A Ordinary Shares and 409,846,136 Class B Ordinary Shares, 1,711,481,926 of which was the total number of Shares entitling Shareholders to attend and vote in favour of, against or in abstention on the resolutions at the EGM.

There was no Shareholder or its associate (as defined in the Hong Kong Listing Rules) who is deemed to have a material interest in any of the resolutions to be proposed at the EGM, and therefore, there was no Shareholder who was required to abstain from voting on any resolution proposed at the EGM, nor any Shareholder who was entitled to attend the EGM but was required to abstain from voting in favour of any resolution at the meeting pursuant to Rule 13.40 of the Hong Kong Listing Rules. No person has indicated in the Circulars that he or she intends to vote against or in abstention in respect of any resolution proposed at the EGM.

Accordingly, the total number of Shares of the Company entitling the holder to attend and vote on the resolutions numbered 1 to 5 at the EGM was 1,711,481,926 Shares, comprising 1,301,635,790 Class A Ordinary Shares and 409,846,136 Class B Ordinary Shares as at the date of the EGM.

Each Class A Ordinary Share issued and outstanding as of the close of business on the Shares Record Date is entitled to one vote at the EGM. Each Class B Ordinary Share issued and outstanding as of the close of business on the Shares Record Date is entitled to ten votes at the EGM. Each resolution put to the vote at the EGM has been decided by poll.

The poll results in respect of the resolutions proposed at the EGM are set out as follows:

			Number of votes cast and percentage (%)						Total number of voting Shares	Total number of votes cast
	SPECIAL RESOLUTIONS		FOR		AGAINST		ABSTAIN
1.	THAT consider and approve the proposed Class-based Articles Amendments as detailed in the proxy statement dated October 22, 2021.	Class A Ordinary Shares	1,222,263,182	99.844534%	403,854	0.032990%	1,499,304	0.122476%	1,224,166,340	1,224,166,340
		Class B Ordinary Shares	4,098,461,360	100.000000%	0	0.000000%	0	0.000000%	409,846,136	4,098,461,360
		TOTAL NUMBER (CLASS A & CLASS B)	5,320,724,542	99.964245%	403,854	0.007587%	1,499,304	0.028168%	1,634,012,476	5,322,627,700

	The resolution has been duly passed as a special resolution with over two-thirds of valid votes held by Shareholders (including proxies) attending the EGM cast in favour thereof.

2.	THAT consider and approve the proposed Non-class-based Articles Amendments as detailed in the proxy statement dated October 22, 2021.	Class A Ordinary Shares	1,221,586,288	99.789240%	1,064,062	0.086921%	1,515,990	0.123839%	1,224,166,340	1,224,166,340
		Class B Ordinary Shares	4,098,461,360	100.000000%	0	0.000000%	0	0.000000%	409,846,136	4,098,461,360
		TOTAL NUMBER (CLASS A & CLASS B)	5,320,047,648	99.951527%	1,064,062	0.019991%	1,515,990	0.028482%	1,634,012,476	5,322,627,700

	The resolution has been duly passed as a special resolution with over two-thirds of valid votes held by Shareholders (including proxies) attending the EGM cast in favour thereof.

			Number of votes cast and percentage (%)						Total number of voting Shares	Total number of votes cast
	ORDINARY RESOLUTIONS		FOR		AGAINST		ABSTAIN
3.	THAT consider and approve the grant of a general mandate to the directors to issue, allot, and deal with additional Class A ordinary shares of the Company not exceeding 20% of the total number of issued shares of the Company as at the date of passing of this resolution as detailed in the supplemental proxy statement dated November 24, 2021.	Class A Ordinary Shares	424,384,680	96.191049%	15,742,888	3.568284%	1,061,800	0.240667%	441,189,368	441,189,368
		Class B Ordinary Shares	4,098,461,360	100.000000%	0	0.000000%	0	0.000000%	409,846,136	4,098,461,360
		TOTAL NUMBER (CLASS A & CLASS B)	4,522,846,040	99.629825%	15,742,888	0.346786%	1,061,800	0.023389%	851,035,504	4,539,650,728

	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the EGM cast in favour thereof.

4.	THAT consider and approve the grant of a general mandate to the directors to repurchase shares of the Company not exceeding 10% of the total number of issued shares of the Company as at the date of passing of this resolution as detailed in the supplemental proxy statement dated November 24, 2021.	Class A Ordinary Shares	440,298,268	99.798024%	78,000	0.017679%	813,100	0.184297%	441,189,368	441,189,368
		Class B Ordinary Shares	4,098,461,360	100.000000%	0	0.000000%	0	0.000000%	409,846,136	4,098,461,360
		TOTAL NUMBER (CLASS A & CLASS B)	4,538,759,628	99.980371%	78,000	0.001718%	813,100	0.017911%	851,035,504	4,539,650,728

	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the EGM cast in favour thereof.
5.	THAT consider and approve the extension of the general mandate granted to the directors to issue, allot and deal with additional shares in the capital of the Company by the aggregate number of the shares repurchased by the Company as detailed in the supplemental proxy statement dated November 24, 2021.	Class A Ordinary Shares	423,823,080	96.063757%	16,553,188	3.751946%	813,100	0.184297%	441,189,368	441,189,368
		Class B Ordinary Shares	4,098,461,360	100.000000%	0	0.000000%	0	0.000000%	409,846,136	4,098,461,360
		TOTAL NUMBER (CLASS A & CLASS B)	4,522,284,440	99.617453%	16,553,188	0.364636%	813,100	0.017911%	851,035,504	4,539,650,728

	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the EGM cast in favour thereof.

The Company’s share registrar in Hong Kong, Tricor Investor Services Limited, acted as the scrutineer for the vote-taking at the EGM and the Class Meetings.

By order of the Board
XPeng Inc.
Xiaopeng He
Chairman

Hong Kong, Wednesday, December 8, 2021

As at the date of this announcement, the board of directors of the Company comprises Mr. Xiaopeng He and Mr. Heng Xia as executive Directors, Mr. Jun Chen, Mr. Qin Liu, Mr. Ji-Xun Foo and Mr. Fei Yang as non-executive Directors, and Mr. Donghao Yang, Ms. Fang Qu and Mr. HongJiang Zhang as independent non-executive Directors.

*	For identification purpose only